中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street
Chinese Chamber of Commerce & Industr
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

03037123

Our Ref: C200/SEC/LK/JL/rh **Exemption No: ~~33-91910~~**

20 October 2003

SUPPL

SEC MAIL PROCESSING RECEIVED NOV - 4 2003 WASH., D.C. 188 SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

PROCESSED NOV 19 2003 THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	Description of Announcement
17 October 2003	Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 11/13

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

MASNET No. 69 OF 17.10.2003
Announcement No. 75

COSCO INVESTMENT (SINGAPORE) LIMITED

Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

Pursuant to the terms of issue of the 33,453,283 Redeemable Convertible Cumulative Preference Shares, the fixed cumulative Preference Dividend of 5.7 cents per RCCPS less 22% Singapore income tax will be paid on 17 November 2003, i.e. the next following business day of the dividend payment date on 15 Novemeber 2003.

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of RCCPS holders of the Company will be closed from 6 November 2003 to 7 November 2003, both dates inclusive, for the preparation of the dividend for shareholders of preference shares registered in the books of the Company. Duly completed transfers of RCCPS received by the Registrars, Kon Choon Kooi Pte Ltd, 47 Hill Street #06-02, Chinese Chamber of Commerce & Industry Building, Singapore 179365 up to 5.00 p.m. on 5 November 2003 will be registered before entitlements to the dividend are determined.

Submitted by Mr Ye Bin Lin, Alternate Director on 17/10/2003 to the SGX